Brian Lee	Dentons US LLP
Partner	1221 Avenue of the Americas
New York, NY 10020-1089
brian.lee@dentons.com	United States
D +1 212 768 6926
dentons.com

Brian Lee

Partner

April 8, 2022

Matthew Derby United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, DC 20549-3010

Re:	Ventoux CCM Acquisition Corp. Registration Statement on Form S-4 Filed March 14, 2022 File No. 333-263516

Dear Mr. Derby:

By your letter dated March 31, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-4 filed on March 14, 2022 (the “Registration Statement”) by our client, Ventoux CCM Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc.) (“Presto”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are publicly filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company or Presto, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Amendment marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or Presto thereto, as applicable, and references in the responses to page numbers are to the marked version of the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Registration Statement on Form S-4

The PIPE Investments, page 33

1.	We note your response to prior comment 4. Supplement the disclosure of the Convertible Note Subscription Agreement to explain in plain English how the terms of the agreement favor the Note Investor, the sponsor, and affiliates. Discuss the downside protection this investor will have that will not be available to other investors. Lastly, add risk factor disclosure highlighting the specific terms and scenarios of the note financing that could benefit the sponsor and the Note Investor to the detriment of other investors.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35, 90-91 and 100-101 of the Amendment in response to the Staff’s comment.

2.	Disclose any pre-existing relationships between the Equity PIPE Investors or the Debt PIPE Investors and VTAQ, the sponsors, Presto, or any affiliates of such parties.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 33-34 and 100 of the Amendment in response to the Staff’s comment.

Interests of VTAQ’s Directors and Officers in the Business Combination, page 41

3.	We note your response to prior comment 8 and the disclosure that “the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates have not and will not make any purchases of shares and/or warrants from investors.” If true, revise to remove the assertion that these parties “will not” make any such purchases given that the preceding disclosure indicates they “may” do so at any time prior to the Special Meeting. Additionally, please refer to Compliance and Disclosure Interpretation 166.01 (Tender Offers and Schedules) for additional guidance.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42-43 and 118 of the Amendment in response to the Staff’s comment.

Certain Presto Projected Financial Information, page 107

4.	We note your response to prior comment 13. Please revise to discuss the projected margins for each of your products and any assumptions regarding increases in those margins. As an example only, we note your disclosure of “both Vision and Voice products generating higher margins than the Touch product, driving Presto’s blended margins from approximately 25% in the year ending December 31, 2021 to approximately 55%” but it is unclear what the underlying margins are or what the product mix is projected to be.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 112 of the Amendment in response to the Staff’s comment.

Information about Presto

Platform and Product Offering, page 174

5.	We note your disclosure on page F-33 that “[t]he Company is exposed to vendor concentration risk as it supplies tablets from one vendor.” Revise to identify your principal suppliers and discuss the material terms of your agreements with them including any termination provisions. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 182 of the Amendment in response to the Staff’s comment.

Non-GAAP Financial Measures, page 186

6.	We note your response to prior comment 24. We also note your clarification that impairments of returned leased tablets could be considered recurring, frequent, and usual costs of doing business, indicating that impairments related to returns of leased tablets could occur under various circumstances not directly caused by COVID-19. Furthermore, we note this impairment was the result of customers who returned used equipment during fiscal quarters that coincided with the COVID-19 pandemic period. Please note Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please revise and remove the adjustment for impairments of returned leased tablets in all Non-GAAP measures.

Response:	The Company respectfully acknowledges the Staff’s comment and has removed the adjustment for impairments of returned leased tablets from the calculation of Non-GAAP Measures on page 194 of the Amendment in response to the Staff’s comment.

7.	In regard to the “Loss on Infrequent Product Repairs” adjustment, please clarify and tell us whether you netted out any manufacturer warranties under the repair and return merchandise authorization (“RMA”) process. See Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 191 of the Amendment in response to the Staff’s comment.

8.	In regard to the “Hardware Repair Expenses Related to COVID-19” adjustment, please clarify and tell us the nature of hardware repair expenses, apart from the liquid ingress issue, why hardware repairs are infrequent and one-time expenses, and how you were able to ascertain that these hardware repairs were directly related to COVID-19 complications.

Response:	In response to the Staff’s question, the Company advises the Staff that the adjustment for Hardware Repair Expenses Related to COVID-19 includes only a portion of hardware repair expenses incurred by Presto during the periods presented. The adjustment has been made to remove the effects of a much “higher than normal” volume of test and repair expenses incurred related to devices returned to Presto by customers. Further, given the abnormal volume of returns, Presto incurred increased expenses related to warehouse labor and related supply chain service fees, including shipping costs. In order to ascertain the cost amount and establish the linkage to COVID-19, Presto observed its RMA rate, which was calculated as RMA returns as a percentage of total units deployed, “in-COVID-19” versus “pre-COVID-19.” Presto’s RMA rate “in-COVID-19” (April 2020 – Dec 2021) was on average approximately five times higher than what Presto’s RMA rate was prior to COVID-19 (Jan 2019 – Mar 2020). During these two very distinct windows of time, COVID-19 was the only notable externality. More specifically, there was no other change in Presto’s customer profile, target market, device type or functionality. The issue of much higher than normal device returns primarily resulted from customers unilaterally sending back devices to Presto for testing and/or repair without prior approval from Presto. Presto observed numerous instances where customers returned devices to Presto due to COVID-19, only to have Presto test, reboot, recertify and send them back out in the field, with a significant number of such devices being found by Presto to be in good working condition and not in need of repair. In fact, testing by Presto’s warehouse technicians of customer-returned devices has consistently shown that approximately 40% of devices were fully functional and in working condition. Presto is working with customers to put rules around when it accepts devices to be repaired in order to mitigate its future expense in regards to the spike in the volume of returned devices as result of COVID-19 or other similar events. Accordingly, Presto believes a non-GAAP adjustment is appropriate in order to reflect these specific impacts of COVID-19

Consolidated Financial Statements of E La Carte, Inc. (dba Presto)

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page F-36

9.	We note your response to prior comment 33. For arrangements that involve leases of equipment, please revise your disclosures to clarify whether such leases are accounted for using ASC 606, or are accounted for using ASC 840 due to the scope exemption for leases in ASC 606-10-15-2 and the terms of the arrangements that you considered in your policy decision.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-36 of the Amendment in response to the Staff’s comment.

10.	Also, please tell us how you considered ASC 840-10-25-1 in determining that the appropriate lease classification is operating.

Response:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that in Presto’s role as lessor in its arrangements with customers and franchisees, Presto utilizes the following criteria in 840-10-25-1 to determine lease classification:

“A lessee and a lessor shall consider whether a lease meets any of the following four criteria as part of classifying the lease at its inception under the guidance in the Lessees SubSection of this Section (for the lessee) and the Lessors SubSection of this Section (for the lessor):

a.	Transfer of ownership. The lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

b.	Bargain purchase option. The lease contains a bargain purchase option.

c.	Lease term. The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

d.	Minimum lease payments. The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor. If the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.”

As noted in 840-10-25-1(c), a lease is a capital lease if the lease term is at least 75% of the leased property’s estimated remaining economic life. The glossary of ASC 840 defines economic life as follows:

The estimated remaining period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at lease inception, without limitation by the lease term.

At the outset of the arrangement, Presto determined that the lease term is more than 75% of the estimated economic life of the asset and therefore ASC 840-10-25-1(c) criteria it is met.

Given that Presto is a lessor and that the lease meets one of the criteria in ASC 840-10-25-1, Presto next considered the following two additional criteria in ASC 840-10-25-42 to determine whether the lease should be classified as either a sales-type, direct financing or leveraged lease:

A lessor shall consider all four lease classification criteria in paragraph 840-10-25-1 and both of the following incremental criteria:

a.	Collectability of the minimum lease payments is reasonably predictable. A lessor shall not be precluded from classifying a lease as a sales-type lease, a direct financing lease, or a leveraged lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables.

b.	No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease. Important uncertainties might include commitments by the lessor to guarantee performance of the leased property in a manner more extensive than the typical product warranty or to effectively protect the lessee from obsolescence of the leased property. However, the necessity of estimating executory costs such as insurance, maintenance, and taxes to be paid by the lessor (see paragraph 840-30-30-6(a)) shall not by itself constitute an important uncertainty as referred to herein. If the property covered by the lease is yet to be constructed or has not been acquired by the lessor at lease inception, the classification criterion in this paragraph shall be applied by the lessor at the date that construction of the property is completed or the property is acquired by the lessor.

Collectability of Minimum Lease Payments – Presto assessed that collectability of the minimum lease payments is reasonably predictable and it is not expected that the amounts will be uncollectible as evidenced by historical payments received from the enterprise customer and its franchisees.

Uncertainties Surrounding Unreimbursable Costs – Within the Presto’s lease agreements with the enterprise customer and its franchisees, Presto guarantees the performance of the tablets over the lease term, other than for damage by the franchisees. Therefore, under such agreements Presto has an obligation throughout the lease term to ensure performance of the tablets and is required repair or replace defective tablets at Presto’s cost. Given, that the typical lease term is four to six years, which significantly in excess of the typical one year product warranty from Presto’s tablet supplier, Presto in effect guarantees the table performance for the entire lease contract period, which is often longer than the typical product warranty.

Presto determined that this results in significant uncertainty around the amount of unreimbursable costs yet to be incurred under the lease given the responsibility for ensuring asset performance. More specifically, Presto concluded that significant risks associated with the assets continue to reside with Presto.

Given that both criteria in 840-10-25-42 were not met Presto considered the following guidance in 840-10-25-43:

If the lease at inception meets any of the four lease classification criteria in paragraph 840-10-25-1 and both of the criteria in the preceding paragraph, it shall be classified by the lessor as a sales-type lease, a direct financing lease, a leveraged lease, or an operating lease as follows:

a…[omitted]

b…[omitted]

c…[omitted]

d. Operating lease. A lease is an operating lease if it does not meet any of the four criteria in paragraph 840-10-25-1 or both of the criteria in the preceding paragraph [meaning paragraph 840-10-25-42]. This includes a lease that involves real estate and gives rise to manufacturer’s or dealer’s profit (or loss) to the lessor but that does not meet the criterion in paragraph 840-10-25-1(a).

Presto management notes, that while at least one of the four lease classification criteria within ASC 840-10-25-1 have been met, only one of the two required incremental lessor criteria within ASC 840-10-25-42 were met. Accordingly, Presto determined that the leases do not transfer substantially all benefits and risks to the lessee and therefore such leases should be accounted for as operating leases.

11.	In regard to the License/Revenue Share agreements with restaurants for the Tabletop systems, please clarify the amount of revenue commissions typically paid as a percentage of premium content revenue, or gaming revenue.

Response:	The Company respectfully acknowledges the Staff’s comment and respectfully submits that the revenue commissions paid by Presto related to premium content revenue varies by restaurant. For example, during fiscal year 2021 the margins for premium content revenues ranged from 10%-50%, as a result of commissions paid to restaurants under the License/Revenue Share arrangements ranging between 50% and 90% of premium content revenues.

As more fully explained in our response to prior comment 34, the Company’s assessment of the premium content transactions, has resulted in the Company being the principal rather than the agent in such transactions. The Company is the primary obligor of the premium content as it owns the premium content and controls access to the premium content. The Company is also responsible for ensuring the premium content functions and has discretion in establishing the price charged to the diners. The restaurants merely serve as an agent by upselling the premium content to diners, collecting the fees, and remitting a portion back to the Company. While the Company pays in certain instances a high commission to the restaurant, such percentage is not in the Company’s view an overriding factor in the Company’s principal versus agent determination.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Edward	Scheetz